
Mail Stop 3720

January 7, 2010

Mr. Joseph A. Boshart
President and Chief Executive Officer
Cross Country Healthcare, Inc.
6551 Park of Commerce Blvd, N.W.
Boca Raton, Florida 33487

      RE: Cross Country Healthcare, Inc.
                Form 10-K for the year ended December 31, 2008
                Filed March 17, 2009
                File No. 0-33169

                Forms 10-Q for fiscal quarter ended September 30, 2009
                Filed November 6, 2009

Dear Mr. Boshart:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Larry Spirgel
                Assistant Director